EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except As Indicated)
(Unaudited)

Six Months Ended
June 30, 2011
Earnings:
Income before income taxes	$1,856

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	30
Portion of rents representative of interest factor	37
Less:
Gain on equity investments	(3)
Income as adjusted	$1,920
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	30
Portion of rents representative of interest factor	37
Capitalized interest	—
Total fixed charges	$67
Ratio of earnings to fixed charges	28.7